EXHIBIT 99.1

Colliers International Reports Second Quarter Results

Momentum continues with solid internal revenue growth and overall operating performance

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
(in millions of US$, except EPS)	2019	2018	2019	2018

Revenues	$745.5	$667.4	$1,380.6	$1,219.8
Adjusted EBITDA (note 1)	87.3	69.4	130.9	105.6
Adjusted EPS (note 2)	1.10	0.95	1.61	1.39

GAAP operating earnings	57.2	45.6	70.6	61.3
GAAP EPS	0.60	0.60	0.63	0.72

TORONTO, July 30, 2019 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ: CIGI) (TSX: CIGI) today reported operating and financial results for its second quarter ended June 30, 2019. All amounts are in US dollars.

Revenues for the second quarter were $745.5 million, a 12% increase (15% in local currency) relative to the same quarter in the prior year, adjusted EBITDA (note 1) was $87.3 million, up 26% (30% in local currency) and adjusted EPS (note 2) was $1.10, a 16% increase versus the prior year quarter. Second quarter adjusted EPS would have been approximately $0.04 higher excluding foreign exchange impacts. GAAP operating earnings were $57.2 million, relative to $45.6 million in the prior year period. GAAP diluted net earnings per common share was $0.60 in the quarter, flat versus $0.60 per share for the same quarter a year ago. Second quarter GAAP EPS would have been approximately $0.04 higher excluding changes in foreign exchange rates.

For the six months ended June 30, 2019, revenues were $1.38 billion, a 13% increase (17% in local currency) relative to the comparable prior year period, adjusted EBITDA was $130.9 million, up 24% (27% in local currency) and adjusted EPS was $1.61, a 16% increase versus the prior year period. Year-to-date adjusted EPS would have been approximately $0.05 higher excluding foreign exchange impacts. GAAP operating earnings were $70.6 million, relative to $61.3 million in the prior year period. GAAP diluted net earnings per common share for the six month period was $0.63, compared to $0.72 per share in the prior year period. Year-to-date GAAP EPS would have been approximately $0.05 higher excluding changes in foreign exchange rates.

“Colliers delivered solid internal revenue growth and overall operating performance during the second quarter. Based on our results to date, current business pipelines and acquisitions during the year, we remain optimistic about our growth prospects for the balance of the year,” said Jay S. Hennick, Chairman and CEO of Colliers International. “During the second quarter, we completed two more acquisitions of former Colliers affiliates in Charlotte, North Carolina and Sweden. With our investment-grade balance sheet, disciplined growth strategy and more diversification than ever, we are well positioned to continue creating value for shareholders in the future,” he concluded.

About Colliers International Group Inc.
Colliers International (NASDAQ, TSX: CIGI) is a leading global real estate services and investment management company. With operations in 68 countries, our 14,000 enterprising people work collaboratively to provide expert advice and services to maximize the value of property for real estate occupiers, owners and investors. For more than 20 years, our experienced leadership team, owning approximately 40% of our equity, have delivered industry-leading investment returns for shareholders. In 2018, corporate revenues were $2.8 billion ($3.3 billion including affiliates), with more than $26 billion of assets under management.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended				Six months ended
(in thousands of US$)	June 30		Growth	Growth	June 30		Growth	Growth
(LC = local currency)	2019	2018	in US$ %	in LC %	2019	2018	in US$ %	in LC %

Outsourcing & Advisory	$281,638	$257,438	9%	13%	$540,022	$497,208	9%	13%
Lease Brokerage	253,374	221,706	14%	17%	435,158	389,398	12%	14%
Sales Brokerage	163,603	185,671	-12%	-9%	315,468	327,948	-4%	-1%
Investment Management	46,902	2,535	NM	NM	89,992	5,269	NM	NM

Total revenues	$745,517	$667,350	12%	15%	$1,380,640	$1,219,823	13%	17%

Consolidated revenues for the second quarter grew 15% on a local currency basis, with a significant contribution from Harrison Street Real Estate Capital, LLC (“Harrison Street”) (acquired in July 2018) in Investment Management. Consolidated internal revenue growth in local currencies was 5% (note 3) led by Lease Brokerage and Outsourcing & Advisory, offset by declines in Sales Brokerage, in all three geographic regions.

For the six months ended June 30, 2019, consolidated revenues grew 17% on a local currency basis, with a significant contribution from Harrison Street. Year-to-date consolidated internal revenue growth in local currencies was 5% led by Outsourcing & Advisory and Lease Brokerage in all three geographic regions.

Segmented Second Quarter Results
The Americas region’s revenues totalled $421.4 million for the second quarter compared to $388.6 million in the prior year quarter, up 8% (up 9% on a local currency basis). Local currency revenue growth was comprised of 5% growth from acquisitions and 4% internal growth. Internal growth for the quarter was driven by Lease Brokerage, particularly in the US Northeast and Southwest regions, offset by a reduction in higher margin Sales Brokerage, especially in Canada. Outsourcing & Advisory revenues were up 7% on a local currency internal growth basis across the region. Adjusted EBITDA was $36.2 million, flat versus $36.2 million in the prior year quarter, and was impacted by the change in service mix noted above, as well as ongoing incremental investments in talent acquisition relative to the prior year. GAAP operating earnings were $25.6 million, versus $26.8 million in the prior year period.

EMEA region revenues totalled $151.6 million for the second quarter compared to $147.0 million in the prior year quarter, up 3% (up 9% on a local currency basis). Local currency revenue growth was comprised of 7% internal growth and 2% growth from acquisitions. Internal revenue growth was attributable to an increase in Outsourcing & Advisory services across the entire region, particularly workplace solutions and project management.  Adjusted EBITDA was $19.0 million, versus $22.2 million in the prior year quarter, impacted by planned investments in talent acquisition in corporate solutions and capital markets practice areas and a change in revenue mix with workplace solutions and project management carrying lower margins than other services. GAAP operating earnings were $10.8 million, versus $14.7 million in the prior year quarter.

Asia Pacific region revenues totalled $125.1 million for the second quarter compared to $128.8 million in the prior year quarter, down 3% (up 3% on a local currency basis). Local currency revenue growth was comprised of 2% internal growth and 1% growth from recent acquisitions. Internal revenue growth was led by Outsourcing & Advisory but was offset by a decline in higher margin Sales Brokerage. Adjusted EBITDA was $14.2 million, relative to $15.4 million in the prior year quarter, and was impacted by revenue mix. GAAP operating earnings were $12.5 million, versus $13.5 million in the prior year period.

Investment Management revenues for the second quarter were $46.9 million, of which $4.3 million represented pass-through revenue from historical carried interest. Revenues reflected significant incremental management fees from new capital commitments completed during the quarter. The carried interest recognized was payable to former owners of Harrison Street and certain long-serving employees, affecting reported margin but having no impact on earnings. Adjusted EBITDA was $19.2 million. Operating earnings, which are impacted by acquisition-related intangible asset amortization, were $12.2 million in the quarter. Assets under management stood at $30.3 billion as of June 30, 2019.

Global corporate costs as reported in adjusted EBITDA were $1.3 million in the second quarter, relative to $3.6 million in the prior year period. The corporate GAAP operating loss for the second quarter was $4.1 million, relative to $8.7 million in the prior period.

Adoption of New Lease Accounting Standard
On January 1, 2019, the Company adopted FASB Accounting Standard Codification Topic 842, Leases (“ASC 842”). ASC 842 requires the recognition of operating lease right-of-use assets and lease liabilities for virtually all premise and equipment leases on the consolidated balance sheet, with no impact on earnings. The Company adopted ASC 842 effective January 1, 2019 without adjusting comparative periods and recorded a $274.9 million right-of-use asset and corresponding $309.6 million lease liability as of June 30, 2019.

Structured Accounts Receivable Facility
In April 2019, the Company established a structured accounts receivable facility (the “AR Facility”) with committed availability of $125 million and an initial term of 364 days and includes continuous sales of selected US and Canadian trade accounts receivable (the “Receivables”). Under the AR Facility, the Company receives a cash payment and a deferred purchase price for sold Receivables.

Cash proceeds from the AR Facility in the amount of $119.4 million were used to repay outstanding indebtedness under Colliers’ multi-currency senior unsecured revolving credit facility. The AR Facility is recorded as a sale of accounts receivable, resulting in reductions in accounts receivable and long-term debt.

Conference Call
Colliers will be holding a conference call on Tuesday, July 30, 2019 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies, and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2018 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2019	2018	2019	2018

Net earnings	$35,575	$28,804	$41,039	$37,343
Income tax	13,187	12,859	14,402	17,575
Other income, net	179	(33)	(322)	(460)
Interest expense, net	8,257	3,939	15,476	6,856
Operating earnings	57,198	45,569	70,595	61,314
Depreciation and amortization	23,778	16,283	46,447	32,141
Acquisition-related items	5,263	5,741	9,898	7,995
Restructuring costs	275	347	314	416
Stock-based compensation expense	809	1,487	3,640	3,701
Adjusted EBITDA	$87,323	$69,427	$130,894	$105,567

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2019	2018	2019	2018

Net earnings	$35,575	$28,804	$41,039	$37,343
Non-controlling interest share of earnings	(6,586)	(3,547)	(7,831)	(4,216)
Amortization of intangible assets	15,238	8,779	29,958	17,368
Acquisition-related items	5,263	5,741	9,898	7,995
Restructuring costs	275	347	314	416
Stock-based compensation expense	809	1,487	3,640	3,701
Income tax on adjustments	(4,212)	(2,550)	(8,216)	(4,973)
Non-controlling interest on adjustments	(2,346)	(1,206)	(4,592)	(2,050)
Adjusted net earnings	$44,016	$37,855	$64,210	$55,584

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2019	2018	2019	2018

Diluted net earnings per common share	$0.60	$0.60	$0.63	$0.72
Non-controlling interest redemption increment	0.13	0.03	0.20	0.11
Amortization of intangible assets, net of tax	0.23	0.14	0.46	0.28
Acquisition-related items	0.12	0.13	0.22	0.18
Restructuring costs, net of tax	-	0.01	0.01	0.01
Stock-based compensation expense, net of tax	0.02	0.04	0.09	0.09
Adjusted earnings per share	$1.10	$0.95	$1.61	$1.39

3. Local currency revenue growth rate and internal revenue growth

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

4. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)

	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2019	2018	2019	2018

Revenues	$745,517	$667,350	$1,380,640	$1,219,823

Cost of revenues	484,220	430,725	905,570	793,025
Selling, general and administrative expenses	175,058	169,032	348,130	325,348
Depreciation	8,540	7,504	16,489	14,773
Amortization of intangible assets	15,238	8,779	29,958	17,368
Acquisition-related items (1)	5,263	5,741	9,898	7,995
Operating earnings	57,198	45,569	70,595	61,314
Interest expense, net	8,257	3,939	15,476	6,856
Other income	179	(33)	(322)	(460)
Earnings before income tax	48,762	41,663	55,441	54,918
Income tax expense	13,187	12,859	14,402	17,575
Net earnings	35,575	28,804	41,039	37,343
Non-controlling interest share of earnings	6,586	3,547	7,831	4,216
Non-controlling interest redemption increment	5,205	1,410	7,962	4,314
Net earnings attributable to Company	$23,784	$23,847	$25,246	$28,813

Net earnings per common share
Basic	$0.60	$0.61	$0.64	$0.74
Diluted	$0.60	$0.60	$0.63	$0.72

Adjusted earnings per share (2)	$1.10	$0.95	$1.61	$1.39

Weighted average common shares (thousands)
Basic	39,532	39,168	39,416	39,108
Diluted	39,954	39,842	39,887	39,752

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2019	December 31, 2018	June 30, 2018

Assets
Cash and cash equivalents	$102,092	$127,032	$104,246
Accounts receivable and contract assets	359,850	554,700	446,515
Prepaids and other assets	141,948	78,581	81,520
Current assets	603,890	760,313	632,281
Other non-current assets	88,504	83,765	83,624
Fixed assets	102,264	93,483	83,899
Operating lease right-of-use assets	274,857	-	-
Deferred income tax	38,954	34,195	41,251
Goodwill and intangible assets	1,383,778	1,385,824	738,251
Total assets	$2,492,247	$2,357,580	$1,579,306

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$548,022	$720,938	$507,168
Other current liabilities	65,890	75,929	60,935
Long-term debt - current	2,356	1,834	1,614
Operating lease liabilities - current	70,953	-	-
Current liabilities	687,221	798,701	569,717
Long-term debt - non-current	690,048	670,289	418,223
Operating lease liabilities - non-current	238,602	-	-
Other liabilities	85,608	125,706	80,554
Deferred income tax	23,525	27,550	23,988
Redeemable non-controlling interests	338,405	343,361	156,602
Shareholders' equity	428,838	391,973	330,222
Total liabilities and equity	$2,492,247	$2,357,580	$1,579,306

Supplemental balance sheet information
Total debt	$692,404	$672,123	$419,837
Total debt, net of cash	590,312	545,091	315,591
Net debt / pro forma adjusted EBITDA ratio	1.7	1.6	1.2

Consolidated Statements of Cash Flows
(in thousands of US dollars)

	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2019	2018	2019	2018

Cash provided by (used in)

Operating activities
Net earnings	$35,575	$28,804	$41,039	$37,343
Items not affecting cash:
Depreciation and amortization	23,778	16,283	46,447	32,141
Deferred income tax	(3,025)	1,792	(7,044)	1,399
Other	15,714	8,717	30,641	16,543
	72,042	55,596	111,083	87,426

Net change from assets/liabilities
Accounts receivable	(26,039)	(12,612)	17,297	38,655
Prepaids and other assets	(2,416)	(483)	(5,604)	4,373
Payables and accruals	(14,033)	7,949	(203,751)	(157,884)
Other	(883)	(89)	3,564	457
Contingent acquisition consideration paid	(5,101)	-	(5,213)	(2,856)
Sale proceeds from AR facility, net of repurchases	119,425	-	119,425	-
Net cash provided by (used in) operating activities	142,995	50,361	36,801	(29,829)

Investing activities
Acquisition of businesses, net of cash acquired	(10,433)	(18,848)	(23,677)	(98,580)
Purchases of fixed assets	(13,685)	(7,781)	(24,064)	(13,990)
Cash collections on AR facility deferred purchase price	7,337	-	7,337	-
Other investing activities	(6,403)	(13,498)	(15,602)	(17,960)
Net cash used in investing activities	(23,184)	(40,127)	(56,006)	(130,530)

Financing activities
Increase in long-term debt, net	(113,470)	(14,472)	21,424	172,361
Purchases of non-controlling interests, net	(4,061)	-	(6,765)	(73)
Dividends paid to common shareholders	-	-	(1,961)	(1,947)
Distributions paid to non-controlling interests	(13,363)	(7,399)	(19,557)	(12,603)
Other financing activities	(2,545)	(169)	2,399	(2,688)
Net cash provided by (used in) financing activities	(133,439)	(22,040)	(4,460)	155,050

Effect of exchange rate changes on cash	(1,627)	4,403	(1,275)	1,032

Increase (decrease) in cash and cash equivalents	(15,255)	(7,403)	(24,940)	(4,277)

Cash and cash equivalents, beginning of period	117,347	111,649	127,032	108,523

Cash and cash equivalents, end of period	$102,092	$104,246	$102,092	$104,246

Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended June 30

2019
Revenues	$421,385	$151,595	$125,099	$46,902	$536	$745,517
Adjusted EBITDA	36,155	19,042	14,200	19,234	(1,308)	87,323
Operating earnings	25,619	10,842	12,539	12,249	(4,051)	57,198

2018
Revenues	$388,607	$147,029	$128,796	$2,535	$383	$667,350
Adjusted EBITDA	36,176	22,226	15,366	(768)	(3,573)	69,427
Operating earnings	26,800	14,727	13,471	(777)	(8,652)	45,569

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Six months ended June 30

2019
Revenues	$780,211	$272,059	$237,416	$89,992	$962	$1,380,640
Adjusted EBITDA	62,388	16,534	25,108	29,480	(2,616)	130,894
Operating earnings	41,787	696	21,755	15,886	(9,529)	70,595

2018
Revenues	$717,108	$260,013	$236,631	$5,269	$802	$1,219,823
Adjusted EBITDA	62,631	22,208	26,583	(1,181)	(4,674)	105,567
Operating earnings	46,806	5,581	22,845	(1,202)	(12,716)	61,314

COMPANY CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
CFO

(416) 960-9500